December 3, 1998



Mr. Charles F. Sarkis
Chairman and CEO
SRC Holdings, Inc.
284 Newbury Street
Boston, MA 02115


Dear Mr. Sarkis:


Further to our discussions, attached as Exhibit A is a term sheet describing the terms of a proposed issue of Senior Subordinated Notes (the "Notes") to be issued in connection with a proposed acquisition of substantially all of the outstanding common shares of Back Bay Restaurant Group, Inc ( "Back Bay") by a privately held, newly formed entity controlled by present management of Back Bay ("SRC Holdings, Inc.", or the "Company") , at a purchase price of $10.25 per share ("Proposed Acquisition"). Certain funds and accounts managed or advised by DDJ Capital Management, LLC and its affiliates (collectively, "DDJ") hereby commit to purchase, and the Company commits to issue, $8 million aggregate principal amount of the Notes on the terms set forth on Exhibit A and subject to the conditions set forth below.

DDJ's purchase, and the Company's issuance, of the Notes will be subject to the prior satisfaction of the following conditions, in addition to each of the conditions set forth in the attached term sheet and in definitive documentation with respect to the purchase of the Notes: (i) satisfactory review of documentation in connection with the formation of the Company, and the accuracy and completeness in all material respects of all the information provided to DDJ with respect to the Proposed Acquisition, the Company, Back Bay, its subsidiaries, and their respective assets; (ii) closing of the Proposed Acquisition and financing thereof on terms consistent with (A) those outlined previously to DDJ, and (B) the draft commitment letter from the Senior Lender dated November 24, 1998, attached hereto (with the exception of the description of the subordination provisions set forth in Paragraph 9.a - "General
Conditions: Execution of Loan Documents", which provisions have not been agreed upon by DDJ), and with documentation satisfactory to DDJ, (iii) the absence of any material adverse change in the business, financial condition or prospects of the Company or Back Bay from such information that has been provided to DDJ prior to the date hereof; (iv) confirmation satisfactory to DDJ that, in entering into and performing its obligations under the transaction documents and consummating the purchase of the Notes as contemplated herein and on the terms provided in the transaction documents, DDJ will not violate any federal or state statutes or regulations or regulatory policies to which it may be subject or


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any DDJ internal policies; (v) negotiation, execution and delivery of documentation satisfactory to DDJ and the Company with respect to the Notes and the purchase thereof, including, without limitation, a definitive securities purchase agreement, guarantees, and legal opinions prior to closing, with such documentation to contain covenants, agreements, representations and warranties, indemnification, and other terms satisfactory to DDJ.

This letter is issued solely to the Company and may not be assigned or otherwise transferred to, or enforced by, any other person without the prior written consent of DDJ. The existence of and terms of this proposal are confidential and may disclosed to no one without DDJ's consent (except to the provider of Senior Indebtedness and the Special Committee of the Board of Directors of Back Bay on a confidential, "need to know" basis). The terms of this letter may not be modified or otherwise changed except pursuant to a written agreement signed by DDJ and the Company. This letter shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument. This letter (including the term sheet attached hereto as Exhibit A) sets forth the entire understanding between the Company and DDJ and supersedes all prior agreements and understandings relating to the subject matter hereof.

Effective upon the execution of this letter agreement, the Company agrees to indemnify and hold harmless DDJ Capital Management, LLC, each fund or separate account it manages, and all affiliates, members, officers and advisers (each an "Indemnified Party") from and against any and all claims, damages, liabilities, costs and expenses (including all reasonable fees and expenses of counsel) in excess of $25,000 (the "Deductible") which may be incurred by or asserted against an Indemnified Party in connection with any investigation, litigation or proceeding arising out of or related to this letter or the Notes, or the Tender Offer, the Merger, the Contribution or the Acquisition (each as defined in the Commitment Letter dated November 24, 1998 issued by FINOVA Capital Corporation), whether or not an Indemnified Party is a party to such investigation, litigation or proceeding and whether or not the Tender Offer, the Merger, the Contribution or the Acquisition or the issuance of Notes are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's own gross negligence or willful misconduct.

If this letter accurately reflects your understanding with respect to the matters set forth herein, please execute and return the enclosed copy hereof, whereupon the Company's obligations with respect to reimbursement of DDJ's expenses, the payment of $160,000 described on Exhibit A under "Commitment Fee" and the indemnification set forth above will become binding, whether or not the transaction closes. Such reimbursement and fee minus any amount of the Deductible incurred will be refunded if the transaction does not close as a result of a breach by DDJ of this agreement.



                                                 DDJ CAPITAL MANAGEMENT, LLC




                                                 By: /s/ Wendy Schnipper-Clayton
                                                     -----------------------
                                                 Name: Wendy Schnipper-Clayton

                                                 Title:


AGREED AND ACCEPTED:

SRC HOLDINGS, INC.



By: /s/ Charles F. Sarkis
    ----------------------------------
Name:  Charles F. Sarkis
Title: President





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                                            EXHIBIT A

                                       SRC Holdings, Inc.

                                    Senior Subordinated Notes

                                           Term Sheet
                                           ----------

Issue:                              Senior Subordinated Notes (the "Notes")

Issuer: SRC Holdings, Inc., a privately-held, newly formed entity controlled by present management of Back Bay Restaurant Group, Inc.

Guarantors:                         All material subsidiaries, including Back
                                    Bay Restaurant Group, Inc.

Purchaser:                          One or more affiliates of DDJ Capital
                                    Management, LLC or its designees.

Commitment Amount:                  $8 million.

Issue Date:                         Contemporaneous with completion of
                                    contemplated buyout transaction but no later than June 30, 1998.

Maturity Date:                      7 years and 3 months

Commitment Fee:                     $280,000, of which $160,000 shall be due and
                                    payable upon signing of commitment letter and $120,000 shall be due and payable on the earlier to occur of the following: (i) funding of the transaction, or (ii) the Issuer elects not to proceed with the contemplated transaction and the Issuer (or any of the contemplated principals of the Issuer or any entity in which any of such principals, alone or together, have a significant interest) instead proceeds with any other transaction involving the purchase of a significant portion of the outstanding common shares of Back Bay Restaurant Group,
                                    Inc. The initial $160,000 in Commitment Fees shall be non-refundable, provided, however, that in the event Purchaser elects not to proceed with the contemplated transaction pursuant to conditions precedent set forth as items (i), (iii), or (iv) in the second paragraph of the commitment letter,
                                    Purchaser shall refund that portion, if any, of the Commitment Fees previously paid in excess of the amount required to pay
                                    Purchasers legal fees and third party
                                    expenses (all of which the Borrower shall be liable for in any case) and any amounts constituting the Deductible (as defined in the letter agreement to which this Exhibit A is attached).

Cash-Pay Interest Rate:             12.50%, payable quarterly in arrears.

Additional Interest:                As additional consideration for purchasing
                                    the Notes, the Purchaser shall be entitled to additional interest totaling 6.25% per annum, payable quarterly in arrears, at the Issuer's option, in cash or additional
                                    Senior Subordinated Notes (i.e.,
                                    pay-in-kind).


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Additional Consideration:           As additional consideration for purchasing
                                    the Notes, the Purchaser shall be entitled to receive 1% of the equity in the Company, (on a fully diluted basis following merger).

Prepayment Option:                  The Notes will be redeemable prior to
                                    maturity at the option of the Issuer in
                                    minimum principal amounts of $1 million at the following prices (expressed as a percentage of principal amount redeemed) if optionally redeemed during the applicable period following the Issue Date set forth below, in each case plus accrued interest, and all other amounts associated with such principal amounts redeemed:

                                    Prior to 3rd Anniversary
                                    Make-Whole @ Treasury + 75 bps
                                    From 3rd to 4th Anniversary
                                    106.500%
                                    From 4th to 5th Anniversary
                                    104.250%
                                    From 5th to 6th Anniversary
                                    102.125%
                                    From 6th to Maturity
                                    100.000%

Ranking: The Notes will be senior obligations of the Issuer and the Guarantees will be senior obligations of the Guarantors provided however, that both the Notes and the Guarantees will be subordinated only to senior bank indebtedness not to exceed $30 million pursuant to an intercreditor agreement between the Purchaser and the senior bank lender with terms satisfactory to the Purchaser.

Covenants:                          The Notes will have covenants satisfactory
                                    to Purchaser, including (i) negative pledge provisions, (ii) prohibition on restricted payments, (iii) limitation on indebtedness,
                                    (iv) asset sale provisions, (v) change of control put, (vi) limitation on transactions with affiliates, (vii) cross-default to other indebtedness and material licenses and contracts, (viii) financial covenants (to be determined based on senior bank covenants, including cash flow sweep provisions and capital expenditure provisions), and (ix) such other covenants reasonably required by the Purchaser consistent with the type of transactions contemplated.

Documentation and
Other Costs:                        Purchaser's attorneys shall prepare all
                                    documentation and the Issuer shall pay all reasonable legal fees and other third-party expenses of the Purchaser.